Exhibit 99.8

NEWS RELEASE

Lorus Therapeutics Reports Third Quarter Results for Fiscal 2014

TORONTO, CANADA - April 10, 2014 - Lorus Therapeutics Inc. (TSX: LOR) (Lorus”) reported financial results for the three and nine months ended February 28, 2014 and provided an update on recent accomplishments. Unless specified otherwise, all amounts are in Canadian dollars.

The net loss for the quarter ending February 28, 2014 was $2.4 million, or ($0.04) per share, compared with a net loss of $1.4 million, or ($0.03) per share, for the same period in the prior year. Total cash and cash equivalents as of February 28, 2014 totaled $7.2 million.

“In the third quarter and recent weeks we made significant progress in raising capital that will support the clinical development advancement of Lorus lead agent LOR-253 in hematologic cancers,” said William G. Rice, Ph.D., Chairman, President and Chief Executive Officer. “With the closing of a $25 million financing announced today, we expect to have the capital needed to execute our developmental milestones for the foreseeable future.”

THIRD QUARTER 2014 AND RECENT HIGHLIGHTS

Corporate Highlights

•	On April 10, 2014, Lorus announced the closing of a public offering of common shares raising gross proceeds of $25 million. As part of the offering Lorus issued 50,000,000 common shares at a price of $0.50 per share.
•	On April 10, 2014, the Board of Directors appointed William G. Rice, Ph.D., as President of Lorus, in addition to his position of Chief Executive Officer and Chairman and Avanish Vellanki and Gregory K. Chow as Senior Vice Presidents, in addition to their respective position of Chief Business Officer and Chief Financial Officer, following the departure of Aiping Young, Ph.D., former President and Chief Operating Officer of Lorus.
•	On April 8, 2014, Lorus presented preclinical data on LOR-253 at the American Association for Cancer Research Annual Meeting 2014.
•	On January 8, 2014, the underwriters in the December 2013 public offering exercised in full their over-allotment to purchase an additional 1,909,500 common shares of Lorus at a price of $0.55 per share for additional gross proceeds of $1.05 million.
•	On December 10, 2013, Lorus completed a public offering of common shares. Lorus issued a total of 12,730,000 common shares at a price of $0.55 per common share for aggregate gross proceeds of $7.0 million.
•	On December 2, 2013, Avanish Vellanki was appointed Chief Business Officer overseeing global business development, licensing and corporate strategy, and Gregory K. Chow was appointed Chief Financial Officer with responsibility for corporate finance and accounting functions.

LOR-253 Update at AACR Annual Meeting

•	On April 8, 2014, Lorus presented preclinical data for LOR-253, Lorus’ lead anti-cancer agent, at the American Association for Cancer Research (AACR) Annual Meeting 2014 in San Diego, CA. Lorus researchers demonstrated the ability of LOR-253 to induce cell death, or apoptosis, in blood cancer cell lines, including Acute Myeloid Leukemia (AML) cells, in vitro and concluded that the studies support further evaluation of LOR-253 as a potential therapy for AML and other hematologic cancers.
•	LOR-253 also showed strong anti-cancer synergy when used in combination with conventional chemotherapeutics (e.g., daunorubicin, azacitidine, decitabine and cytarabine) used to treat patients with certain hematologic malignancies. With the potential to reactivate the silenced KLF4 gene and induce apoptosis in AML, LOR-253 may offer an important new approach for the treatment of AML and possibly other hematologic malignancies.

FINANCIAL RESULTS

Our net loss for the three months ended February 28, 2014 was $2.4 million ($0.04 per share) compared to $1.4 million ($0.03 per share) in the same period in the prior year. Lorus incurred a net loss of $6.3 million ($0.13 per share) for the nine months ended February 28, 2014 compared to $4.2 million ($0.10 per share) during the same period in the prior year.

In the three-month period ended February 28, 2014 research and development expenditures decreased by $292,000 due to reduced spending on our LOR-253 program as the Phase I clinical trial was completed and additional clinical studies were postponed until adequate financing was secured. In addition, no further expenses on the IL-17E development program were incurred in the three months ended February 28, 2014, compared with $118,000 in the same period in the prior year. The reduction in program expenditures was offset by increased deferred share unit costs due to an increase in their fair value associated with an increased share price. General and administrative expenses increased $1.3 million in the three months ended February 28, 2014 compared with the prior year due to increased stock-based compensation, deferred share unit and salary costs associated with engaging new executives and an increase in our share price during the quarter as well as additional travel, legal and consulting costs.

In the nine-month period ended February 28, 2014 research and development expenditures decreased by $454,000 due to reduced program activity in the current year as the Phase I clinical trial completed and future development and expenditures were paused, offset by higher stock based compensation and deferred share unit costs. General and administrative expenses increased by $2.3 million in the nine months ended February 28, 2014 compared with the prior year due primarily to increased stock based compensation, deferred share unit and salary costs associated with engaging new executives and an increase in our share price during the nine-month period ended February 28, 2014.

We utilized $2.2 million in cash for operating activities in three-month period ended February 28, 2014 compared with $1.3 million during the same period the prior year. For the nine months ended February 28, 2014 we utilized cash of $4.6 million compared with $4.2 million in the same period last year. The increase in cash utilized in the three and nine months ended February 28, 2014 is due to increased net loss due to increased general and administrative activities associated with the hiring of three senior management executives and significantly increased corporate activities described above.

At February 28, 2014, Lorus had cash and cash equivalents of $7.2 million compared to $653,000 at May 31, 2013. Subsequent to the quarter end on February 28, 2014, Lorus raised gross proceeds of approximately $25 million through a public offering of its common shares.

For further details and to view Lorus’ May 31, 2013 Audited Consolidated Financial Statements and Management's Discussion and Analysis, please see Lorus’ filings on www.sedar.com and on www.lorusthera.com.

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
	Three	Three	Nine	Nine
(amounts in 000's of Canadian Dollars except for per	months ended	months ended	months ended	months ended
common share data)	Feb 28, 2014	Feb 28, 2013	Feb 28, 2014	Feb 28, 2013
REVENUE	$—	$—	$—	$—

EXPENSES
Research and development	597	889	2,003	2,457
General and administrative	1,771	491	4,160	1,812
Operating expenses	2,368	1,380	6,163	4,269
Finance expense	78	—	184	6
Finance income	(13)	(9)	(15)	(26)
Net financing expense (income)	65	(9)	169	(20)
Net loss and total comprehensive loss for the period	2,433	1,371	6,332	4,249
Basic and diluted loss per common share	$0.04	$0.03	$0.13	$0.10

Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per common share (000's)	61,271	42,251	49,085	42,251

CONFERENCE CALL AND WEBCAST

Lorus will host a conference call to discuss results for the quarter ended February 28, 2014 on Thursday, April 10, 2014 at 5:00 p.m. EDT. Participants can access the conference call by dialing 1-888-231-8191 (North American toll free number) or 647-427-7450 (local). The conference call will be available via a live webcast at http://www.newswire.ca/en/webcast/detail/1335393/1476021, and will also available through a link on the Investor Relations section of Lorus’ website at http://www.lorusthera.com/investors/index.php. Please log onto the webcast at least 10 minutes prior to the start of the call to ensure time for any software downloads that may be required. An archived version of the webcast will be available on the Company’s website for 30 days. An audio replay of the webcast will be available approximately two hours after the conclusion of the call for 30 days by dialing 1-855-859-2056, using the passcode 27043239.

NOTE

The information contained in this news release is unaudited.

About Lorus

Lorus is a clinical-stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of doublet or possibly triplet therapies. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to obtain financing or partnerships, the establishment of corporate alliances, our ability to maintain current and future corporate alliances, our ability to fund or reach developmental milestones, Lorus’ plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

For further information, please contact:

Lorus Therapeutics

Greg Chow, CFO

416-798-1200

gchow@lorusthera.com

BCC Partners

Karen L. Bergman or Susan Pietropaolo

650-575-1509 or 845-638-6290

kbergman@bccpartners.com or spietropaolo@bccpartners.com